UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIMENSION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

MYSTIC RIVER MERGER SUB INC.

a wholly-owned subsidiary of

ULTRAGENYX PHARMACEUTICAL INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

25433V105

(Cusip Number of Class of Securities)

Karah Parschauer

Executive Vice President and General Counsel

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, California 94949

415.483.8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,070,280.00	$21,049.25

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 25,205,395 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Dimension Therapeutics, Inc. (“Dimension”) multiplied by $6.00, (ii) 2,966,053 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $6.00 and (iii) 6,932 Shares issuable pursuant to outstanding unvested restricted stock that are anticipated to vest prior to the completion of the transaction multiplied by $6.00. The calculation of the filing fee is based on information provided by Dimension as of October 2, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012450.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), and Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price of $6.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated October 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of October 2, 2017, by and among Dimension, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Dimension. Its principal executive office is located at 840 Memorial Drive, Cambridge, Massachusetts 02139, and its telephone number is (617) 401-0011.

(b) This Schedule TO relates to Shares. According to Dimension, on October 2, 2017 there were approximately 25,205,395 Shares issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, California 94949, and the telephone number of each is (415) 483-8800. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Section 8—“Certain Information Concerning Dimension,” Section 9—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Past Contacts or Negotiations between Parent and Dimension” and Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing;

Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Past Contacts or Negotiations between Parent and Dimension” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

The information set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations between Parent and Dimension,” Section 11—“Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)	Offer to Purchase, dated October 10, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published October 10, 2017 in The New York Times

Index No.

(a)(5)(A)	Press Release, dated September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)

(a)(5)(B)	Investor Presentation, dated September 18, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)

(a)(5)(C)	Transcript of Parent Investor Conference Call held on September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 19, 2017)

(a)(5)(D)	Transcript of Parent presentation on September 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 25, 2017)

(a)(5)(E)	Press Release, dated October 2, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 2, 2017)

(a)(5)(F)	Joint Press Release of Parent and Dimension, dated October 3, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of October 2, 2017, by and among Dimension, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)

(d)(2)	Confidentiality Agreement, dated as of September 19, 2017, between Dimension and Parent, as amended (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Dimension with the Securities and Exchange Commission on October 10, 2017)

(d)(3)	Scientific Advisory Council Agreement, dated as of January 6, 2015, between Dr. Emil Kakkis and Dimension

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

MYSTIC RIVER MERGER SUB INC.

By:	/s/ Karah Parschauer
	Name:	Karah Parschauer
	Title:	Vice President and Secretary

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Emil D. Kakkis
	Name:	Emil D. Kakkis, M.D., Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated October 10, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published October 10, 2017 in The New York Times

(a)(5)(A)	Press Release, dated September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)

(a)(5)(B)	Investor Presentation, dated September 18, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 18, 2017)

(a)(5)(C)	Transcript of Parent Investor Conference Call held on September 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 19, 2017)

(a)(5)(D)	Transcript of Parent presentation on September 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 25, 2017)

(a)(5)(E)	Press Release, dated October 2, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 2, 2017)

(a)(5)(F)	Joint Press Release of Parent and Dimension, dated October 3, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of October 2, 2017, by and among Dimension, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on October 3, 2017)

(d)(2)	Confidentiality Agreement, dated as of September 19, 2017, between Dimension and Parent, as amended (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Dimension with the Securities and Exchange Commission on October 10, 2017)

(d)(3)	Scientific Advisory Council Agreement, dated as of January 6, 2015, between Dr. Emil Kakkis and Dimension